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November 17, 2016

VIA EDGAR

Ms. Jennifer Gowetski Senior Counsel Office of Real Estate and Commodities Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Innovative Industrial Properties, Inc. Amendment No. 1 to Registration Statement on Form S-11 Filed: November 7, 2016 File No. 333-214148

Dear Ms. Gowetski:

On behalf of Innovative Industrial Properties, Inc. (the “Company”), we are transmitting the following response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated November 15, 2016 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-11 (the “Registration Statement”), filed with the Commission on November 7, 2016. The Company is concurrently filing Pre-Effective Amendment No. 2 to the Company’s Registration Statement (“Amendment No. 2”). The changes reflected in Amendment No. 2 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement.

For your convenience, the Staff’s comments set forth in the Comment Letter are set forth below in italics with the Company’s response to each comment directly following the applicable text. Unless otherwise indicated, page references in the Staff’s comments refer to the Registration Statement, while page references in our responses to the comments refer to pages in Amendment No. 2 that the Company is filing concurrently herewith. Capitalized terms used but not defined herein have the meaning given to them in Amendment No. 2.

Boston Brussels CHICAGO Detroit	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Jennifer Gowetski

November 17, 2016

Use of Proceeds, page 43

1.	We note your disclosure on page 92 where you indicate that the amounts reimbursable to IGP Advisers include $720,000 for offering costs. Please tell us whether you intend to use a portion of the net proceeds to make this reimbursement. If so, please revise your disclosure accordingly and clarify all amounts payable out of the proceeds of this offering.

Response to Comment No. 1:

In response to the Staff’s comment, the Company has revised the section of Amendment No. 2 entitled “Use of Proceeds” to clarify that the estimated expenses of the offering include $720,000 in offering costs that will be reimbursed to IGP Advisers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

2.	Revise to discuss the expected impact of your Class B common stock compensation on operating results.

Response to Comment No. 2:

In response to the Staff’s comment, the Company has revised the section of Amendment No. 2 entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” to discuss the expected impact of Class B common stock compensation on the Company’s operating results.

Adoption of New or Revised Accounting Standards, page 53

3.	You had previously elected to opt out of the extended transition period for complying with new or revised accounting standards. It appears that you have revised your election to not opt out of such extended transition period. Your initial election is irrevocable. Please revise your filing or advise. Refer to Section 107(b)(3) of the JOBS Act.

Response to Comment No. 3:

The Company respectfully advises the Staff that neither the Company’s board of directors nor its senior management team elected to opt out of the extended transition period for complying with new or revised accounting standards provided by Section 7(a)(2)(B) of the Securities Act of 1933, as amended. In the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies,” the Company has consistently disclosed in all of its filings with the Commission that the Company has not elected to opt out of such extended transition period. In the Company’s registration statement on Form S-11 filed with the Commission on October 17, 2016, the Company inadvertently included a statement to the contrary in its disclosure regarding the implications of being an “Emerging Growth Company.” The Company has corrected this disclosure in the Registration Statement.

Ms. Jennifer Gowetski

November 17, 2016

Additional Background of Our Executive Chairman, page 75

4.	We note your response to comment 1 of our letter dated October 31, 2016 and the revised disclosure beginning on page 75. We are unable to agree with your analysis and continue to believe that BioMed Realty may be a prior program. Please revise your disclosure in accordance with Guide 5 or tell us why such disclosure is not material. In addition, please revise your narrative to more specifically explain the return calculations and how the amounts were determined.

Response to Comment No. 4:

In response to the Staff’s comment, the Company has revised the narrative disclosure in the section of Amendment No. 2 entitled “Our Management – Additional Background of Our Executive Chairman” beginning on page 75 to explain the return calculations and how the amounts were determined.

The Company acknowledges the Staff’s position that a publicly traded REIT falls within the definition of a “program” for Guide 5 purposes and believes that it has included in the Registration Statement the disclosure required by Guide 5, including Item 8 thereof, to the extent that such disclosure is applicable, appropriate and material to potential investors. Because the Staff has repeated this comment and because the determination of whether additional disclosure is material to investors is largely subjective, the Company has further revised the section of Amendment No. 2 entitled “Our Management – Additional Background of Our Executive Chairman” beginning on page 75.

The Company notes that Guide 5, by its terms, contemplates that there may be certain items contemplated by Guide 5 that “are not relevant or are otherwise inappropriate.” The Company believes that Prior Performance Table I (Experience in Raising and Investing Funds) and Prior Performance Table II (Compensation to the Sponsor) are not relevant where the performance disclosed does not relate to prior classic real estate syndications of the sponsor and, therefore, such information is not material to the Company’s potential investors. The Company has provided in Amendment No. 2, however, analogous narrative disclosure regarding the proceeds raised by BioMed Realty in its initial public offering and follow-on offerings of common stock. In response to comment 1 in the Staff’s letter dated October 31, 2016, the Company previously provided summary disclosure of compensation and benefits payable to its executive officers, including amounts payable to IGP Advisers. With regard to the operating results required by Prior Performance Table III, the Company has provided summary financial information for BioMed Realty from August 6, 2004 (its initial public offering) through January 2016 that was available from BioMed Realty's public filings with the Commission.

Ms. Jennifer Gowetski

November 17, 2016

BioMed Realty continues to hold properties, as the sale of BioMed Realty was as a going concern without the liquidation of any material assets. Therefore, the Company believes that Table IV (Results of Completed Programs) is not relevant because BioMed Realty is not a “completed” program. Based on conversations with the Staff, however, the Company has included analogous narrative and tabular disclosure in Amendment No. 2, to the extent available in BioMed Realty's public filings with the Commission.

The Company believes that Table V (Sales or Disposals of Properties) and Table VI (Acquisitions of Properties by Programs) are not relevant because BioMed Realty’s investment objective (i.e. focusing on acquiring, developing, and leasing laboratory and office space for the life science industry) is not similar to the investment objective of the Company (i.e. focusing on the acquisition, ownership and management of medical-use cannabis facilities). Moreover, the Company does not believe that information regarding specific laboratory and office space properties purchased or sold by BioMed Realty is material to the Company’s potential investors. Based on conversations with the Staff, however, the Company has included in Amendment No. 2, information relating to sales of properties by BioMed Realty within the last three years, utilizing information and metrics available in BioMed Realty's public filings with the Commission. Based on the foregoing, the Company respectfully submits that it has included in Amendment No. 2, the disclosure required by Guide 5 to the extent that such disclosure is applicable, appropriate and material to the Company’s potential investors.

5.	We note the statement on page 76 that you “have not independently verified the accuracy of such data and make no representation as to the accuracy of such data.” As the latter part of this statement appears to disclaim your responsibility for information in the registration statement, please revise to remove this disclaimer. We do not object to the portion of the statement, if accurate, that indicates that you have not verified the accuracy of the third-party data. Please make similar revisions to your disclosure elsewhere, as applicable. Please revise the third paragraph on page F-2 to clarify that, as we assume, the pro forma statements of operations do not give effect to the payment of a consulting fee and reimbursement of other costs to IGP Advisers, LLC.

Response to Comment No. 5:

The Company has revised the above-referenced sections of Amendment No. 2 in response to the Staff’s comments.

Ms. Jennifer Gowetski

November 17, 2016

Audited Financial Statements

Innovative Industrial Properties, Inc.

Note 4. Common Stock, page F-15

6.	We note your disclosure relating to your Class B common stock compensation. It appears that the fair value of the shares used to measure the stock compensation is substantially below the IPO price. Please reconcile the difference for us; in this regard, your response should explain the events or factors that support this difference.

Response to Comment No. 6:

As disclosed on page F-16, the Company engaged a third-party, independent valuation expert to determine the fair-value of the shares of Class B common stock at the June 15, 2016 grant date and at subsequent modification dates using a Monte Carlo simulation, which were August 5, 2016 and October 17, 2016, when the Company amended its charter to change the conversion ratio of the Class B common stock into Class A common stock based on discussions with the Company’s underwriters regarding the effect of the resulting dilution on the Company’s potential offering.

The valuation expert utilized the following inputs, based on discussions with the Company’s management as to management’s expectations, at each of the relevant dates:

June 15, 2016 (date of formation of the Company):

1)	a 15% probability of a successful initial public offering, to be completed on September 21, 2016;
2)	expected proceeds from an initial public offering of $135 million, issuing 6,750,000 Class A common shares at $20 per share; and
3)	a conversion ratio of 0.0752689, translating to the conversion of Class B common shares into approximately 7% of the total shares outstanding after completion of the initial public offering (calculated by multiplying the conversion ratio times the primary shares to be issued in the offering).

August 5, 2016 (1st modification date):

1)	a 25% probability of a successful initial public offering, to be completed on October 5, 2016;
2)	expected proceeds from an initial public offering of $135 million, issuing 6,750,000 Class A common shares at $20 per share; and
3)	a conversion ratio of 0.1764706, translating to the conversion of Class B common shares into approximately 15% of the total shares outstanding after completion of the initial public offering (calculated by multiplying the conversion ratio times the primary shares to be issued in the offering).

October 17, 2016 (2nd modification date):

1)	a 45% probability of a successful IPO on November 15, 2016;
2)	expected proceeds from an initial public offering of $175 million, issuing 8,750,000 Class A common shares at $20 per share; and
3)	a conversion ratio of 0.15, translating to the conversion of Class B common shares into approximately 13% of the total shares outstanding after completion of the initial public offering (calculated by multiplying the conversion ratio times the primary shares to be issued in the offering).

The valuation expert also utilized assumptions with respect to present value factors, discounts for lack of marketability and volatility factors.

Ms. Jennifer Gowetski

November 17, 2016

The Company’s estimates as to the probability of the initial public offering at each valuation date took into account a number of factors, including, but not limited to, the Company’s lack of operating history, the legal and regulatory status of the cannabis industry, the early stage and rapidly evolving nature of the cannabis industry, the limited assets of the Company, the limited number of identified acquisition targets, the Company’s evaluation of potential investor demand, the necessity of obtaining approval to be listed on a national securities exchange, and the process for review and approval by the Commission.

The Company’s estimates as to expected proceeds from an initial public offering were based on management’s discussions with underwriters and management’s evaluation at the time of its ability to raise equity and deploy that equity towards acquisition opportunities.  These estimates corresponded to the disclosures made in the drafts of the registration statement filed with the Securities and Exchange Commission on August 8, 2016 (expected proceeds of $135 million) and October 17, 2016 (expected proceeds of $175 million (excluding over-allotment)).

Performing the Monte Carlo simulation with these inputs, the valuation expert determined the fair-value of 508,065 shares of Class B common stock on an as-converted basis to Class A common stock at each date to be:

•	As of June 15, 2016: $1.24 million ($2.45 per Class A common share);
•	As of August 5, 2016 (pre-modification): $2.16 million;
•	As of August 5, 2016 (post-modification): $4.62 million;
•	As of October 17, 2016 (pre-modification): $11.1 million;
•	As of October 17, 2016 (post-modification): $9.6 million.

In accordance with ASC 718-20-35-3, the total compensation costs measured at the date of a modification are the sum of the following: (i) the portion of the grant-date fair value of the original award for which the requisite service is expected to be rendered at that date, and (ii) the incremental cost resulting from the modification.

Applying this accounting standard, the Company added the incremental cost of the August 5, 2016 modification (approximately $2.46 million) to the Company’s initial June 15, 2016 fair-value determination of approximately $1.24 million.  The total compensation cost of approximately $3.7 million ($7.30 per Class B common share outstanding at September 30, 2016, or $3.11 per Class A common share on an as-converted basis based upon the assumptions in the Monte Carlo model) as of September 30, 2016 is being recognized over the service period.  There were no incremental costs from the October 17, 2016 modification.

The Company believes that the difference between the fair value of our common stock as of the dates noted above and the estimated initial public offering price in this offering is primarily driven by management’s estimate of the probability of a successful initial public offering at each valuation date.  Specifically:

•	The assumed initial public offering price assumes the completion of a successful initial public offering, with no weight placed on any other outcome. As a result, the assumed initial public offering price effectively weights an initial public offering outcome at 100%.

•	In contrast, at the time of the fair value determinations, the Company weighted the potential of an initial public offering outcome as noted above. Based upon factors that the Company noted above, the Company’s management believed at each relevant time that there were substantial hurdles to completing an initial public offering and effecting the conversion. In addition, the Company experienced other specific events to date that impacted the likelihood of an initial public offering outcome, including having to change underwriters between August 2016 and October 2016 and denial of its application for listing with one exchange in June 2016 – these are examples of the uncertainties that existed and which were reflected in the probabilities used at each valuation date.

•	Similarly, because the assumed initial public offering price assumes that the offering is completed and a public market for the Company’s common stock has developed, it excludes any marketability discount for the Company’s common stock. The determination of fair value at the valuation dates reflected the value of the Company’s common stock on a non-marketable basis given the uncertainty of how the market would develop for an initial public offering in the subsequent months.

•	Finally, the assumed initial public offering price also assumes the Company’s receipt of the net proceeds from the offering, which proceeds would enable the Company to acquire assets necessary to operate the business and generate income.

Ms. Jennifer Gowetski

November 17, 2016

PharmaCann LLC

Balance Sheets, page F-20

7.	Please revise to disclose the origin of, and any restriction on, the $4.3 million cash held in escrow.

Response to Comment No. 7:

Note 3 entitled “Cash Held in Escrow” has been added on page F-25 to address the Staff’s comment.

Statements of Cash Flows, page F-23

8.	It appears that cash held in escrow and restricted cash are included in the cash balance on the Statements of Cash Flows. Please tell us how this presentation complies with paragraph 4 of ASC 230-10-45.

Response to Comment No. 8:

The Statements of Cash Flows on page F-23 has been restated to address the Staff’s comment.

Note 2. Summary of Significant Accounting Policies, page F-24

9.	Please tell us if interest costs have been capitalized. To the extent they have not been capitalized, please tell us how it was determined that it was unnecessary to capitalize interest costs. To the extent they have been capitalized, please revise your filing to disclose the amount of interest costs incurred and the amount thereof that have been capitalized. Please refer to paragraph 1 of ASC 835-20-50.

Ms. Jennifer Gowetski

November 17, 2016

Response to Comment No. 9:

PharmaCann LLC has not capitalized interest costs because it believes such amounts, which total $13,564, are immaterial in the context of its financial statements.

Note 13. Subsequent Events, page F-28

10.	Please revise to disclose the amount of cash paid and amount of notes payable issued for the member interests.

Response to Comment No. 10:

Note 14 entitled “Subsequent Events” has been revised on page F-28 to address the Staff’s comment.

The Company respectfully believes that the proposed modifications to the Registration Statement made in Amendment No. 2 are responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please feel free to contact me at 858-847-6833.

Very truly yours,

/s/ Carolyn T. Long

Carolyn T. Long